

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

_X_ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2003

OR

____ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from__________to__________

Commission File Number: 0-16130

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

NORTHLAND CRANBERRIES, INC. 401 (k) RETIREMENT PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

NORTHLAND CRANBERRIES, INC.
2930 Industrial Street
Wisconsin Rapids, WI 54495

Page 1 of _17_ pages
Exhibit Index is on page _16_.

REQUIRED INFORMATION

The following financial statements and schedules of Northland Cranberries, Inc. 401 (k) Retirement Plan and Trust, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

NORTHLAND CRANBERRIES, INC.
401(K) RETIREMENT PLAN AND TRUST
Wisconsin Rapids, Wisconsin

FINANCIAL STATEMENTS
December 31, 2003 and 2002

TABLE OF CONTENTS



Clifton Gunderson LLP
Certified Public Accountants & Consultants

Report of Independent Registered Public Accounting Firm

To the Plan Administrators of the
Northland Cranberries, Inc.
401(k) Retirement Plan and Trust
Wisconsin Rapids, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Northland Cranberries, Inc. 401(k) Retirement Plan and Trust as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Northland Cranberries, Inc. 401(k) Retirement Plan and Trust as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Stevens Point, Wisconsin
May 20, 2004

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NORTHLAND CRANBERRIES, INC.
401(K) RETIREMENT PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2003 and 2002

ASSETS

	2003	2002
CASH	$ 2,085	$ 52,554
INVESTMENTS		
Pooled money market fund	304,720	390,443
Pooled fixed income fund and fixed income mutual fund	349,002	238,801
Pooled equity funds and equity mutual funds	4,552,217	3,175,416
Common stock - employer	102,489	79,113
Total investments	5,308,428	3,883,773
CONTRIBUTIONS RECEIVABLE		
Employer contribution	10,149	41,612
Employees' contributions	24,743	47,805
Total contributions receivable	34,892	89,417
LIABILITIES		
Accrued expenses	9,538	10,119
TOTAL NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 5,335,867	$ 4,015,625

These financial statements should be read only in connection with the accompanying notes to the financial statements.

NORTHLAND CRANBERRIES, INC.
401(K) RETIREMENT PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2003 and 2002

	2003	2002
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments	$ 884,635	$ (598,559)
Interest and dividends	35,565	23,853
Total investment income (loss)	920,200	(574,706)
Contributions:		
Employer	291,382	360,592
Employees	673,759	733,427
Employee rollovers from other plans	49,101	-
Total contributions	1,014,242	1,094,019
Total additions	1,934,442	519,313
DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS		
Benefits paid to participants	575,790	654,907
Administrative expenses	38,410	42,714
Total deductions	614,200	697,621
NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	1,320,242	(178,308)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	4,015,625	4,193,933
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 5,335,867	$ 4,015,625

These financial statements should be read only in connection with the accompanying notes to financial statements.

NORTHLAND CRANBERRIES, INC.
401(K) RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Northland Cranberries, Inc. 401(k) Retirement Plan and Trust (the "Plan") provides only general information. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and Section 401 of the Internal Revenue Code. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution 401(k) savings plan established for substantially all employees of Northland Cranberries, Inc. ("Northland"). Employees are generally eligible to participate in the Plan after reaching 18 years of age and completion of one year of service with 1,000 hours worked.

Contributions

Participants may elect to make contributions to the Plan subject to Plan and Internal Revenue Service limitations. Employer contributions are made at the discretion of the Board of Directors of Northland. Participant rollover contributions from other plans are permitted.

Northland shall make matching contributions to participants covered by collective bargaining agreements at Minot equal to 20% of the first 3% of withheld compensation up to $250 and quarterly profit sharing contributions of $62.50.

Northland shall also make matching contributions to participants covered by collective bargaining agreements at Seneca locations equal to 100% of withheld compensation up to $260, and pay a profit sharing contribution of $300 and $275 no later than January 31, 2003 and 2002, respectively, each year to each eligible employee who was a participant on January 1 of such year.

Investment Options

The Plan allows participants to direct the investment of contributions and related earnings among various pooled investment funds offered by North Central Trust Company, various other mutual funds, and Northland Class A common stock.

Allocation of Investment Income (Losses)

Each participant's account is allocated investment income (losses) based upon the specific investment options chosen and in the proportion that an individual participant's account balance bears in relation to total account balances under the Plan.

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Vesting

Participants vest in employer matching contributions 20% per year and become fully vested at the completion of five years of service. Participants covered by a collective bargaining agreement at Northland's Jackson, Wisconsin plant vest in Northland's matching contributions at a rate of 40% after the second year and 20% annually thereafter and become fully vested at the completion of five years of service. In addition, each participant who was terminated from Northland's Bridgeton, New Jersey plant on or after August 25, 2000; Northland's Mountain Home, North Carolina plant on June 8, 2001; Dundee, New York plant on or after June 28, 2002; the Cornelius, Oregon plant on or after July 16, 2002; and Northland's Jackson, Wisconsin plant on or after September 21, 2003, is 100% vested in the Plan. Salary deferral and rollover contributions by participants are 100% vested at all times.

Benefits

Participants are able to withdraw their account balance upon retirement, death, disability, termination of employment, or attainment of age 59-1/2. Participants having any immediate and heavy financial hardship without any other source of funds may request a hardship withdrawal of their 401(k) contributions and their vested portion of Northland's matching contributions. Participant's vested and nonforfeitable interests will be distributable to the participant upon termination of employment if the interest is less than $5,000. If the interest exceeds $5,000, distribution will be made only if the participant consents.

Forfeitures

Upon termination of employment, the balances in the participant's accounts which are not vested shall be allocated to all participants eligible to share in the allocations in proportion to each such participant's compensation for the year. Forfeitures allocated to participant's accounts approximated $29,998 and $60,381 for the years ended December 31, 2003 and 2002, respectively. Unallocated forfeitures totaled $9,935 and $30,006 for the years ended December 31, 2003 and 2002, respectively.

Plan Expenses

Starting in 2002 all investment, administrative, recordkeeping, and audit expenses are the responsibility of the Plan. Plan expenses totaled $38,410 and $42,714 for the years ended December 31, 2003 and 2002, respectively.

Plan Termination

Although it has not expressed any intent to do so, Northland has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all account balances of the participants become fully vested.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investments

Plan investments are stated at fair value. Quoted market prices of underlying securities, representing the last reported sales value on the last business day of the Plan year, are used to value investment funds.

Purchase and Sales of Securities

Purchase and sales of securities are reflected on a trade-date basis. Gain or loss on sales of securities is based on cost. Cost is the current market value at the beginning of the Plan year or historical cost if the security was purchased during the Plan year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Benefits

Benefits are recorded when paid. There were no benefit payments requested but not processed as of December 31, 2003 and 2002.

Risks and Uncertainties

The Plan invests in various investments, including investments in pooled investment funds, mutual funds, and common stock of Northland. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

NOTE 3 - INVESTMENTS

The fair value of investments that individually represent 5 percent or more of the Plan's assets consist of the following as of December 31, 2003 and 2002:

	2003	2002
North Central Trust Company:		
Government Obligations Fund	$ 304,720	$ 390,443
Common Trust Fund C: Balanced Profile I	583,056	556,036
Common Trust Fund C: High Growth Profile I	960,437	556,528
Common Trust Fund C: Moderate Growth Profile I	1,069,987	842,150
Vanguard Funds - Index Trust 500 Fund	490,195	356,102
Mosaic Funds - Mosaic Investors Fund	412,391	287,085
American Advantage Funds - Small Cap Value	408,169	-

During the years ended December 31, 2003 and 2002, Plan investments valued at fair value, including those purchased and sold during the year, (depreciated) appreciated in value as follows:

	2003	2002
Pooled funds and mutual funds	$ 910,210	$ (617,190)
Northland Cranberries Inc. Class A common stock	(25,575)	18,631
Net appreciation (depreciation) in fair value of investments	$ 884,635	$ (598,559)

Investments in Northland Cranberries, Inc. Class A Common Stock as of December 31, 2003 and 2002, were as follows:

	2003		2002	
	Shares	Fair Value	Shares	Fair Value
Northland Cranberries, Inc.	146,413	$ 102,489	87,903	$ 79,113

Transactions during the years ended December 31, 2003 and 2002, in Northland Cranberries, Inc. Class A Common Stock are summarized as follows:

	2003		2002	
	Shares	Fair Value	Shares	Fair Value
Aggregate purchases	76,036	$ 60,123	49,643	$ 51,950
Aggregate sales	17,526	$ 11,172	27,086	$ 24,141

NOTE 4 - TAX STATUS

The Plan has obtained a determination letter from the Internal Revenue Service dated September 4, 2001, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Plan management believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and that the Plan continues to qualify under Section 401 as tax exempt as of December 31, 2003. Therefore, no provision for income taxes has been included in the Plan's financial statements. Participants are generally subject to income taxes when contributions and earnings are distributed as benefits from the Plan.

SUPPLEMENTAL INFORMATION

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NORTHLAND CRANBERRIES, INC.
401(K) RETIREMENT PLAN AND TRUST
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS HELD AT END OF YEAR
December 31, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Fair Value
Pooled Money Market Fund		
North Central Trust Company:		
Government Obligations Fund *	304,719.57 Units	$ 304,720
Pooled Fixed Income Fund and Fixed Income Mutual Fund:		
Federated Funds:		
Federated Mortgage Institutional	20,847.722 Units	210,979
North Central Trust Company:		
Common Trust Fund C: Fixed Income Profile I *	8,262.574 Units	138,023
Total		349,002
Pooled Equity Funds and Equity Mutual Funds		
North Central Trust Company:		
Common Trust Fund C: Balanced Profile I *	37,279.183 Units	583,056
Common Trust Fund C: Conservative Growth Profile I *	9,841.964 Units	150,249
Common Trust Fund C: High Growth Profile I *	65,434.438 Units	960,437
Common Trust Fund C: Moderate Growth Profile I *	72,793.979 Units	1,069,987
Mosaic Funds:		
Mosaic Investors Fund	12,947.359 Units	412,391
American Advantage Funds:		
Small Cap Value	23,897.486 Units	408,169
International Equity Fund	1,306.772 Units	21,627
Delaware Group Funds:		
Delaware Trend Fund	3,068.532 Units	60,358
American Funds:		
Euro Pacific Growth Fund	1,959.183 Units	59,201
Fidelity Funds:		
Fidelity Growth and Income Portfolio	5,408.737 Units	192,713
Harbor Funds:		
Capital Appreciation Fund	4,108.558 Units	108,137
Vanguard Funds:		
Vanguard U.S. Growth Fund	2,354.647 Units	35,697
Vanguard Index Trust 500 Fund	4,774.471 Units	490,195
Total		4,552,217
Common Stock		
Northland Cranberries, Inc. Class A Common Stock *	146,413 Shares	102,489
TOTAL ASSETS HELD FOR INVESTMENT PURPOSES		$ 5,308,428

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Northland Cranberries, Inc., which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wisconsin Rapids, and State of Wisconsin, on the 24th day of June, 2004.

NORTHLAND CRANBERRIES, INC.
401 (K) RETIREMENT PLAN AND TRUST

By: 
Nigel J. Cooper
Vice President – Finance
Northland Cranberries, Inc.

EXHIBIT INDEX

NORTHLAND CRANBERRIES, INC 401(k) RETIREMENT PLAN AND TRUST

FORM 11-K

Exhibit No.	Exhibit	Page Number in Sequentially Numbered Form 11-K
(23.1)	Consent of Clifton Gunderson, LLP	

EXHIBIT 23.1

Independent Auditors' Consent

We consent to the incorporation by reference in Registration Statement No. 333-01577 of Northland Cranberries, Inc. on Form S-8 of our report dated May 20, 2004, appearing in this Annual Report on Form 11-K of Northland Cranberries, Inc. 401(k) Retirement Plan and Trust for the years ended December 31, 2003 and 2002.

Clifton Gunderson LLP

Stevens Point, Wisconsin
June 24, 2004